Exhibit 99.1

Trip.com Group Announces Results of Annual General Meeting

SHANGHAI, December 21, 2021 - Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that each of the following proposed resolutions submitted for shareholder approval has been duly adopted at its annual general meeting of shareholders held in Shanghai today:

1.	as a special resolution, THAT the Chinese name “攜程集團有限公司 ” be adopted as the dual foreign name of the Company; and

2.

as a special resolution, THAT the Company’s Second Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading one-stop travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go support and share travel experience. Founded in 1999 and listed on Nasdaq in 2003, the Company operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@trip.com